Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, N.Y. 10174-1901
(212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

May 25, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Matthew Crispino, Esq., Staff Attorney

RE:	Ascend Acquisition Corp.
Registration Statement on Form S-1
Filed March 14, 2012
File No. 333-180090

Dear Mr. Crispino:

On behalf of Ascend Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated April 13, 2012, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original Registration Statement filed on March 14, 2012. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Gabriel Eckstein of your office.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	To the extent that you amend the disclosure in this Form S-1, you should consider amending your similar disclosure in the Form 8-K filed March 6, 2012.

Upon clearing all comments from the Staff on the Registration Statement, the Company will amend its Form 8-K filed March 6, 2012 in order to conform the disclosure contained therein to the amended disclosure contained in the Registration Statement.

Securities and Exchange Commission

May 25, 2012

2.	Regarding the shares acquired in the February 29, 2012 transaction that you are now registering for resale, please tell us your basis for determining that the resale of those shares is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

We respectfully submit that the offering by the selling stockholders of the shares acquired in the February 29, 2012 transaction is appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), for the following reasons:

The length of time the selling stockholders have held the shares. The selling stockholders purchased the shares on February 29, 2012 and have held the shares continuously since such time. While this is a relatively short time period, based on Compliance and Disclosure Interpretation 612.09, the length of time the securities have been held is only one factor to consider when determining whether a transaction is appropriately characterized as a secondary offering. We respectfully believe that the remaining factors set forth below support our conclusion that the offering is appropriately characterized as a secondary offering.

The circumstances under which the selling stockholders received the shares. The shares were acquired in a bona fide private placement transaction negotiated on an arm’s length basis and were purchased at a premium to the then-market value of the Company’s common stock. At the time of the purchase, the material terms of the transaction between the Company and Andover Games, LLC (“Andover Games”) had been disclosed to the public through the filing of a Current Report on Form 8-K.

The selling shareholders paid the full purchase price of the shares in cash on February 29, 2011 and the Company issued the shares to the selling shareholders on such date. Accordingly, the selling shareholders were at market risk beginning at such time and the transaction was “complete” as that term is used by the Staff in connection with its guidance on PIPE transactions. Furthermore, the transaction lacks any “toxic” features such as price re-set or other similar provisions that have been identified by the Staff as causing concern. The selling stockholders continue to bear the full risk of ownership in the Company through their investment in the shares.

We also note that this is not a circumstance where a company is trying to register shares on a secondary basis using a registration statement on Form S-3 where the company is not itself eligible to register shares on a primary basis using that form. The Company is registering the offering on Form S-1 with its extensive requirements for disclosure.

The relationship of the selling stockholders to the Company. None of the selling stockholders, other than Ironbound Partners Fund, LLC, is affiliated with the Company or any affiliate of the Company. Ironbound Partners Fund, LLC participated in the transaction on terms no more favorable than the unaffiliated selling stockholders and purchased only 12.5% of the shares offered in the transaction. The terms of the transaction were established by negotiations between the Company and the unaffiliated selling stockholders.

Securities and Exchange Commission

May 25, 2012

The amount of shares involved. The selling stockholders that acquired their shares in the February 29, 2012 transaction are offering only 4,000,000 shares of common stock, representing less than 8% of the Company’s outstanding common stock. We note that the Staff has permitted offerings to be characterized as secondary offerings in cases where a significantly larger percentage of a company’s outstanding common stock is registered for resale.

Whether the selling stockholders are in the business of underwriting securities. We understand that none of the selling stockholders are in the business of underwriting securities, nor are they otherwise engaged in the business of buying and selling securities for their own account or effecting transactions in securities for the account of others.

Whether under all the circumstances it appears that the selling stockholders are acting as a conduit for the Company. As described above, the selling stockholders purchased the shares in a bona fide private placement transaction at a premium to the then-market price. All proceeds from the sale of the securities will be retained by the selling stockholders rather than being remitted to the Company. Furthermore, in the applicable subscription agreement, each of the selling stockholders represented that it was purchasing the shares for its own account for investment and not with a view to, or for sale in connection with, any subsequent distribution of the securities. In addition, as a practical matter, the liquidity of the Company’s common stock is extremely limited. The selling stockholders presumably were aware of this fact prior to their investment, suggesting that they acquired the shares with the intention of holding the majority of them for an extended period of time.

Prospectus Summary Our Company, page 1

3.	In this section you only disclose your planned activities. Your website, however, describes two games that are in development. In addition, it appears that you have ownership in or entered into revenue sharing agreements with a number of other companies. Please revise to include a summary of your current business and strategy, including initially launching games in conjunction with other companies as you disclose on page 20. Also disclose when you began operations.

We have revised the disclosure on Page 1 of Amendment No. 1, as requested.

Background of the Offering, page 2

4.	We note the amended Form 8-K filed April 4, 2012. Please amend the first paragraph in this section accordingly.

We have revised the disclosure on Pages 2 and 3 of Amendment No. 1, as requested.

Securities and Exchange Commission

May 25, 2012

The requirements of being a public company..., page 15

5.	Please include disclosure in your risk factor regarding the lack of an attestation report while you are a smaller reporting company and lack of compliance until a year after you are required to file an annual report. Refer to Regulation S-K Item 308.

We have revised the disclosure on Page 16 of Amendment No. 1, as requested. We respectfully note that the Company has previously filed an annual report on Form 10-K and, as such, there will not be a lack of compliance with Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or Item 308 of Regulation S-K.

Business of the Company Our Vision of Play, page 18

6.	Please provide us support for your statement in the penultimate sentence that “demand for high quality mobile entertainment will continue to increase.” In addition, provide us support for:

•	The statement in the second paragraph on page 18 that the team started “top social gaming companies and the leading marketing/distribution company” and disclose how you define “top” here and “leading” in the third paragraph on page 1;

•	Your disclosure in the fourth paragraph on page 19 that iOS “games started to eclipse brand name content in terms of revenue”;

•	Your statement in the second paragraph on page 20 that “mobile games will represent an increasing portion of the overall video game software market”; and

•	The statement in the penultimate bullet point on page 21 regarding games that “hit the top of the Apple App Store charts.”

The statement in the penultimate sentence of the section entitled “Business of the Company — Our Vision of Play” is based on management’s general knowledge of the industry. Accordingly, we have revised the disclosure on Page 19 of Amendment No. 1 to qualify the statement as to the Company’s belief.

With regard to the first bullet point above, we have revised the disclosure on Pages 1 and 19 of Amendment No. 1 to read as follows: “Our team has acquired its expertise from not only working at, but also starting, Tapjoy, a private marketing/distribution company in the mobile gaming space that was generating annualized revenues of over $100 million by March 2011, and the mobile division at Playdom, a social gaming company that was sold for approximately $760 million in 2010.”

Securities and Exchange Commission

May 25, 2012

With regard to the second and third bullet points above, we are supplementally providing the Staff with support for the statements referenced therein.

With regard to the fourth bullet point above, we have revised the disclosure to read, “All three of Andover Games’ founders, namely Craig dos Santos, Ben Lewis and Lee Linden, have built games that were featured in the Apple App Store.”

7.	Regarding the industry data you cite in the second sentence of the second paragraph on page 19, as well as the data by Flurry Analytics, IDC, and In-Stat elsewhere in your prospectus, please tell us whether you obtained the information from sources that are generally publicly available for no or a nominal fee and whether any of those reports were prepared for your company or for the offering. Also, provide us with supplemental copies of the reports that you cite and from which the data in the prospectus is extracted. Mark the reports appropriately to designate the portions you rely upon in making the statements in the prospectus.

We have removed the second sentence of the second paragraph of the Registration Statement and the industry data from In-Stat of the Registration Statement. The data by Flurry Analytics and IDC were obtained from sources that are generally publicly available and were not prepared for the Company or the offering. We are supplementally providing the Staff with copies of the reports cited in the prospectus, marked to designate the portions relied upon in making the statements in the prospectus.

Mobile Gaming on the iOS platform, page 19

8.	Please clarify how the industry data you cite in this section on the growth of the smartphone market and the sale of virtual goods affects the demand for mobile games. For example, does an increase in the smartphone market represent an equivalent increase in demand for mobile games?

We have revised the disclosure on Page 20 of Amendment No. 1 to clarify how the growth of the smartphone market affects the demand for mobile games. We have removed the citation to market data on the sale of virtual goods.

Our Games, page 20

9.	Please clarify what you mean by “less likely and more often” in the second sentence. It is unclear how economic parity can occur more often but at the same time be less likely.

We have revised the disclosure on Pages 7 and 21 of Amendment No. 1 to clarify the intended meaning of the aforementioned phrase.

Securities and Exchange Commission

May 25, 2012

10.	Refer to the first bullet point. Please tell us which provision in your agreements with Rotvig that you filed as exhibits entitles you to 46% of Rotvig’s revenues. In this regard, we note section 1.4 of exhibit 10.5. Also, tell us which provision grants you 46% equity interest.

We refer the Staff to (i) exhibit 10.3 to the Registration Statement, the operating agreement of Rotvig Labs, LLC (“Rotvig”), dated as of January 28, 2011, pursuant to which Andover Games initially owned 50% of the membership interests in Rotvig; and (ii) exhibit 10.4 to the Registration Statement, the membership interest agreement, dated as of May 7, 2011, pursuant to which Rotvig Labs granted an 8% membership interest in Rotvig to Concept Art House, Inc. (“CAH”), in consideration for the provision of services, which accordingly reduced Andover Games’s ownership to 46% of the membership interests in Rotvig. CAH’s membership interest was subject to vesting, whereby the equity interest was earned in installments of 25% for each $10,000 of art services provided for under the service and profit sharing agreement filed as exhibit 10.5 to the Registration Statement. As of December 31, 2011, CAH had provided all such services and therefore had earned all of the 8% membership interest.

We have revised the disclosure on Page 21 of Amendment No. 1 to reflect the foregoing. We have further revised Page 21 of Amendment No. 1 to remove the statement that Andover Games is entitled to 46% of Rotvig’s revenues.

11.	With a view to disclosure, please tell us how you acquired the .6% equity interest in Game Closure disclosed in the second bullet point. We note that Note 4 on page F-10 indicates that you converted the convertible note in exhibit 10.7 for 174,989 shares of Series A Preferred. Also, disclose the reason for your stake in Game Closure.

Andover Games acquired the 0.6% equity interest in Game Closure, Inc. (“Game Closure”) upon the conversion of an $80,000 unsecured and unsubordinated convertible promissory note evidencing a loan made by Andover Games to Game Closure in September 2011. The note converted automatically into 174,989 shares of Series A preferred upon Game Closure’s completion of a preferred stock financing transaction in December 2011. We have revised the disclosure on page 22 of Amendment No. 1 to describe the foregoing transactions and to disclose the reason for the Company’s stake in Game Closure, as requested.

12.	Please disclose the terms of the Ecko convertible note that you mention in the third bullet point and the reason for your relationship with Ecko.

We have revised the disclosure on Page 22 of Amendment No. 1, as requested.

13.	Please expand the fourth bullet point to disclose the material terms of your agreement with Infinitap. We note from exhibit 10.1 that you entered into a development agreement where Andover pays fees upon execution and delivery of the Dinosaur Zoo/Park game and also a portion of net revenues.

We have revised the disclosure on Page 22 of Amendment No. 1, as requested.

Securities and Exchange Commission

May 25, 2012

14.	Refer to the first sentence of the penultimate paragraph in this section. Please disclose the names of the existing games to which you refer. It appears that only Ecko Entertainment, Inc. has existing games.

We have revised the disclosure on Page 22 of Amendment No. 1, as requested.

15.	Please expand the disclosure in this section to discuss the status of any games currently under development. For example, please disclose when “Spacecraft” and “Dino Park” are expected to launch and when you anticipate receiving revenue in connection with these games. Also, explain how these games are expected to generate revenue, for example, through sale of virtual items, advertising or some other means. Also, clarify whether your company currently has any games under development.

We have revised the disclosure on Page 22 of Amendment No. 1, as requested.

Intellectual Property, page 23

16.	Please describe your material intellectual property. For example, we note that you may own intellectual property as a result of your agreement with Infinitap Games. Refer to Regulation S-K Item 101(h)(4)(vii).

We have revised the disclosure on Page 25 of Amendment No. 1, as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

17.	Please provide a detailed description of the actions and timing of your planned operations over the next 12 months. Please include detailed milestones to your business plan, the costs associated with each milestone, the time frame for implementing each milestone and when you anticipate generating sustained revenues.

We have revised the disclosure on Pages 27 and 28 of Amendment No. 1, as requested.

Financial Condition, page 26

18.	We note the disclosure in this section that depending on the results of your current financing, you believe you have sufficient capital to fund your operations through June 2012 or November 2012. Please revise this section to state the extent to which you are currently using funds in your operations on a monthly basis. Also, state the dollar amount of additional funding needed to provide sufficient capital for operations for a minimum of one year from the date of the prospectus.

We have revised the disclosure on page 28 of Amendment No. 1, as requested.

Securities and Exchange Commission

May 25, 2012

Management of the Company

Directors and Executive Officers, page 28

19.	Refer to the last sentence of the first paragraph under Mr. Ledecky’s business experience. Please disclose all other directorships held during the past five years, in accordance with Regulation S-K Item 401(e)(2).

We have revised the disclosure on Page 30 of Amendment No. 1, as requested, by clarifying that Mr. Ledecky did not serve as a director of any other companies for which disclosure under Item 401(e)(2) of Regulation S-K would be required.

20.	Please disclose Mr. dos Santos’ business experience immediately prior to his position at iLike.

We have revised the disclosure on Page 31 of Amendment No. 1, as requested.

21.	Please file any agreements with Mr. Linden setting forth the terms of his obligations as an advisor. If he does not serve pursuant to an agreement, please state so and disclose the extent of his obligations to you.

As requested, we have filed a copy of the Advisor Agreement, dated February 29, 2012, with Lee Linden as Exhibit 10.27 to Amendment No. 1.

Executive Officer Compensation, page 32

22.	You indicate that Mr. dos Santos’ employment agreement is effective as of February 29, 2012. The description on page II-10 discloses that the agreement is dated November 1, 2011. Please reconcile.

We revised the disclosure on page II-10 of Amendment No. 1 to reflect the effective date of February 29, 2012.

23.	In the last two paragraphs in this section, please provide an example of how the provision requiring the payment of owing and unpaid fees upon termination operates.

We have revised the disclosure on Page 35 of Amendment No. 1, as requested.

Principal Shareholders, page 39

24.	Please tell us which exhibit contains the repurchase rights agreement you disclose in footnote (4) to the table.

As requested, we have filed a copy of the Repurchase Rights Agreement, dated February 29, 2012, by and among the Key Holders listed on Schedule A thereto, as Exhibit 10.28 of Amendment No. 1.

Securities and Exchange Commission

May 25, 2012

Selling Shareholders, page 40

25.	Please tell us whether the entities in your table are broker-dealers or affiliates of broker-dealers. Also, please disclose the individuals that hold voting and dispositive power over the shares held by Graubard Miller.

None of the entities in the table of selling stockholders is a broker-dealer or an affiliate of a broker-dealer. We have revised the disclosure on page 45 of Amendment No. 1, as requested, to disclose the individual that holds voting and dispositive power over the shares held by Graubard Miller.

Plan of Distribution, page 42

26.	We note your disclosure in the second paragraph regarding the availability of Rule 144. Please revise to include a discussion of Rule 144(i) given your previous shell company status. In addition, add a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares.

With respect to the first part of the Staff’s comment, we have revised the disclosure on page 46 of Amendment No. 1 to indicate that Rule 144 will not be available to the selling stockholders until March 6, 2013 as a result of the Company’s former shell company status as requested.

With respect to the second part of the Staff’s comment, we respectfully disagree that risk factor disclosure on the use of Rule 144 should be included in the Registration Statement. The selling stockholders will not be relying on Rule 144 in selling their shares under this Registration Statement and once sold, the purchasers of any shares covered by the Registration Statement would be freely saleable without the need to comply with Rule 144. However, we will add the following risk factor disclosure to the Company’s amendment to the Form 8-K originally filed on March 6, 2012 that will be filed with the Commission after clearing all comments on the Registration Statement as that disclosure document will be generally directed towards all investors:

Investors may not be able to rely upon Rule 144 to sell shares of our common stock because we were previously a shell company.

Rule 144 under the Securities Act of 1933, as amended, provides a safe harbor for persons that wish to sell securities of a company acquired in private transactions so that they are not deemed “underwriters” under the Securities Act. A person satisfying the applicable conditions of the Rule 144 safe harbor is deemed not to be engaged in a distribution of the securities being sold and therefore not an underwriter of the securities for purposes of Section 2(a)(11) of the Securities Act.

Securities and Exchange Commission

May 25, 2012

Any shares of our common stock that are “restricted securities” within the meaning of Rule 144 and any shares of our common stock held by affiliates of ours may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or another applicable exemption from registration under the Act, and as required under applicable state securities laws. Rule 144 provides, in essence, that a person who is not an affiliate and who has held restricted securities in a reporting company (a company that is registered under Section 12(g) of the Exchange Act) for at least six months may, under certain conditions, sell such securities without restrictions. Persons who have beneficially owned restricted securities in a reporting company for at least six months but who are affiliates of such company at the time of, or at any time during the three months preceding, a sale are subject to additional restrictions. An affiliate would be entitled to sell within any three-month period only a number of securities that does not exceed 1% of the total number of such securities then outstanding. Sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and by the requirement to have current public information about the company available.

Notwithstanding the foregoing, Rule 144 is not available for the resale of securities initially issued by companies that are, or, like us, at any time previously were, shell companies (other than business combination related shell companies), unless the following conditions are met: (i) the issuer of the securities that was formerly a shell company has ceased to be a shell company; (ii) the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (iii) the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and (iv) at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company. Because we were a shell company prior to February 29, 2012, shares of our common stock that are restricted securities and shares of our common stock held by affiliates of ours may not be resold under Rule 144 until March 6, 2013, one year after our filing with the SEC of a Current Report on Form 8-K containing current Form 10 type information reflecting our acquisition of Andover Games. After March 6, 2013, holders of our restricted securities and affiliates of ours may not sell their securities under Rule 144 unless we continue to comply with the conditions set forth in this paragraph.

The unavailability of Rule 144 may make it more difficult for you to sell shares of our common stock. You may not be able to dispose of such securities at a favorable time or at all.

Securities and Exchange Commission

May 25, 2012

Description of Securities

Common Stock, page 44

27.	Please tell us your authority for the conclusion of law in the penultimate sentence in this section.

Section 152 of the Delaware General Corporation Law provides that, “The consideration, as determined pursuant to § 153(a) and (b) of this title, for subscriptions to, or the purchase of, the capital stock to be issued by a corporation shall be paid in such form and in such manner as the board of directors shall determine. The board of directors may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation, or any combination thereof. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration shall be conclusive. The capital stock so issued shall be deemed to be fully paid and nonassessable stock upon receipt by the corporation of such consideration; provided, however, nothing contained herein shall prevent the board of directors from issuing partly paid shares under § 156 of this title.”

Accordingly, in response to the Staff’s comment, we have revised the penultimate sentence in this section to read as follows: “Upon receipt in full of the consideration for shares of our common stock in accordance with Section 152 and 153 of the Delaware General Corporation Law, any such shares are deemed fully paid and nonassessable.”

Experts, page 46

28.	We note that you include the financial statements of Andover Games, LLC audited by Marcum LLP. We note disclosure on page 34 of Form 8-K filed March 6, 2012 referring to disclosure pursuant to Item 304 of Regulation S-K; however, this disclosure does not clearly indicate a change in accountants and does not provide all of the required disclosures. Please tell us whether the company changed its independent accounting firm. If so, please file an Item 4.01 Form 8-K and include the disclosures required by Item 304 of Regulation S-K in this registration statement. Refer to Item 4.01 of Form 8- K and Item 11(i) of Form S-1.

On May 14, 2012, the Company’s board of directors approved the dismissal of GBH CPAs, PC (“GBH”) and the engagement of Marcum LLP (Andover Games’s accountant prior to such business combination) (“Marcum”) as the principal accountant to audit the Company’s financial statements. On May 16, 2012, the Company filed a Current Report on Form 8-K with the Commission to disclose the change in accountants.

Securities and Exchange Commission

May 25, 2012

Prior to May 14, 2012, the Company had not determined whether to continue using GBH as the Company’s principal accountant or to dismiss GBH and engage Marcum. Accordingly, prior to such time, no triggering event had occurred with respect to the disclosure required by Item 4.01 of Form 8-K and Item 304 of Regulation S-K pursuant thereto. Even if it is asserted that a change in principal accountant necessarily occurs upon selection of a principal accountant following a reverse merger (either GBH replacing Marcum, or vice versa), thus triggering the Form 8-K requirement, prior to May 14, 2012, the Company did not know which firm would continue and which firm would be dismissed, and therefore the Company was not in a position to provide the necessary disclosure. Promptly after selection of Marcum as the Company’s principal accountant for the current fiscal year, the Company reported the dismissal of GBH and the engagement of Marcum as required.

We have revised the disclosure on Page 50 of Amendment No. 1 to include the disclosure required by Item 304 of Regulation S-K.

Exhibit Index, page II-9

29.	Please tell us which exhibit relates to the Publisher Agreement described in Note 10 of your financial statements. Also, tell us what consideration you gave to disclosing this agreement in your Related Parties portion of your document.

The agreement referenced in Note 10 of the financial statements is the Tapjoy Publisher Agreement: Term Sheet by and between Andover Fund, LLC and Tapjoy dated March 29th, 2011, filed as Exhibit 10.10 to the Registration Statement. Ben Lewis and Lee Linden, the two individuals that co-founded Tapjoy, were not officers or directors of Tapjoy at the time of the agreement and collectively owned less than 5% of the stock of Tapjoy. Accordingly, pursuant to Item 404, disclosure in the related party portion of the Registration Statement is not required.

* * * * *

Thank you for your attention to our amendment and these responses. If you have any question or need additional information, please call the undersigned at 212-818-8638.

Very truly yours,

Jeffrey M. Gallant